EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Southcoast Financial Corporation

We consent to the inclusion of our Report dated February 10, 2005, except for Notes 1, 18, 20, 21, and 25 as to which the date is August 29, 2005, relating to the consolidated balance sheets of Southcoast Financial Corporation and subsidiaries at December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years ended December 31, 2004, 2003 and 2002, and to the reference to our firm under the heading “Accounting Matters” in Amendment No. 1 of the Registration Statement on Form S-1 filed by Southcoast Financial Corporation in connection with the registration of an offering of Southcoast Financial Corporation common stock.

/s/ Elliott Davis, LLC
Elliott Davis, LLC
Columbia, South Carolina
October 12, 2005